UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment’s Feature Film Receives Best Director Prize at Influential HBO Comedy Festival

Award for “Delirious” Follows Critical Acclaim at Prestigious Sundance and Top Prize at San Sebastian Film Festivals, Providing Springboard for Global Acquisitions

Toronto – March 6, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) announced today that Tom DiCillo, director of its award-winning comedy “Delirious,” won the Best Director Award for a feature film at the highly influential HBO US Comedy Arts Festival in Aspen, Colorado.  “Delirious” screened three times to sold-out theaters attended by entertainment industry executives at the13th annual festival, regarded by many as the leading comedy film festival in the United States.

“Delirious” was accepted by the HBO US Comedy Arts Festival along with only nine other US feature film comedies.  The film’s screening followed closely on the heels of its critical acclaim during the North American premiere at this year’s prestigious Sundance Film Festival. It also won multiple awards and outstanding reviews at the film’s world premiere at Spain’s San Sebastian Film Festival, including the prestigious SIGNIS award.

“The continued critical success and industry endorsement of ‘Delirious’ is an essential step in positioning this film with distributors in the US and internationally,” said John Flock, President of Peace Arch Entertainment. “As our leading motion picture, ‘Delirious’ is a defining example of our company’s commitment to being a supplier of high quality, entertaining film and television programming in the worldwide market.”

“Delirious” stars Independent Spirit Award winner and Golden Globe® Award and Emmy® Award nominee Steve Buscemi (“Fargo” “Big Fish” “The Big Lebowski”), Young Hollywood Award and Hollywood Film Festival Best Actress Award winner Alison Lohman (“Matchstick Men” “Where The Truth Lies”), Michael Pitt (“Silk” “Last Days”), MTV Movie Award nominee Gina Gershon (“Bound” “Man About Town”) and world renowned musician Elvis Costello playing himself.  The film was produced by Independent Spirit Award winner Bob Salerno (“21 Grams” “All The Pretty Horses” “Chapter 27”).

"Delirious" is among the more than 20 feature film, television and DVD productions that Peace Arch Entertainment produced or acquired over the past 12 months, including the romantic comedy "Watching The Detectives" starring Golden Globe® Award-nominated Cillian Murphy ("Breakfast on Pluto") and two-time Screen Actors Guild® Award-winning Lucy Liu ("Charlie's Angels" 1 & 2); the psychological drama "Guantanamero" starring Rupert Evans ("Hellboy") and Screen Actors Guild Award-winning Sir Derek Jacobi ("Gladiator"); and the ten-hour event television series "The Tudors" starring Golden Globe Award-winning Jonathan Rhys Meyers ("Match Point"), Henry Czerny ("Mission Impossible") and Golden Globe Award-nominated Sam Neill ("Jurassic Park").

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch is the owner of one of the largest libraries of top quality independent feature films in the world. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contact:

     Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 450-1711

     Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     ryon@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	March 8, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.